March 22, 2006

Carmen Moncada-Terry

Division of Corporation Finance

Securities and Exchange Commission

100 F St. N.E.

Washington, D.C. 20549

Re:	Maverick Oil and Gas, Inc.
Registration Statement on Form S-1
Filed February 17, 2006
File No. 333-131913

Dear Ms. Moncada,

In connection with your review of the Registration Statement of Maverick Oil and Gas, Inc. (the “Company”) on Form S-1, File No. 333-1319913, we would ask that the staff provide certain technical guidance to the Company relative to its status as an accelerated filer under the Securities Exchange Act of 1934.

Assumptions:

For the purpose of this analysis, the following relevant assumptions should be relied upon:

1.	The Company has a fiscal year end of August 31;
2.

As of August 31, 2004 and August 31, 2005, the Company’s public float exceeded $25 million; thus, the Company’s last 1934 Act report as a small business filer was its Form 10-KSB for the year ended August 31, 2005; and

3.	As of February 28, 2005 (the end of the second quarter of fiscal year 2005), the Company’s public float exceeded $75 million.

Analysis:

Under the relevant sections of Rule 12b-2, in order to be an accelerated filer, the Company must have satisfied the following two tests, among others:

(i)	It’s public float must have exceeded $75 million as of the end of its second fiscal quarter; and
(ii)	At the end of its fiscal year, it cannot be eligible to file Form 10-KSB or 10-QSB.

Company Proposition:

In view of the fact that as of the end of fiscal 2005, the Company was still eligible to file a Form 10-KSB for that fiscal year (although in exit mode as an SB filer), the Company should not be an accelerated filer until the beginning of its 2007 fiscal year (presuming all of the relevant conditions are otherwise met as of the end of its 2006 fiscal year), and would not be subject to accelerated filing deadlines any sooner than its Annual Report on 10-K for the year ending August 31, 2006.

Although we believe our conclusion is supported by SEC Release No. 33-8128, in view of the critical aspects associated with the timeliness within which a public registrant is required to: (i) file its 1934 Act Reports; and (ii) comply with Section 404 of the Sarbanes-Oxley Act of 2002, the Company would sincerely appreciate receiving guidance from the staff relative to this issue.

Furthermore, we have reviewed this issue with our independent registered public accounting firm, who agrees with the Company’s position.

Would you kindly contact Stephen Cohen, Esquire, our outside General Counsel, to discuss your conclusion. Mr. Cohen can be reached at 215.568.4891. His fax is 215.569.1822 and his email is scohen@smcadvisors.net.

Thank you very much.

Sincerely,

MAVERICK OIL AND GAS, INC.

By:
John Ruddy Chief Financial Officer